SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                   SCHEDULE 14D-1

                                  (AMENDMENT NO. 13)
                 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)

                        OF THE SECURITIES EXCHANGE ACT OF 1934

                                    CONRAIL INC.
                              (NAME OF SUBJECT COMPANY)

                             NORFOLK SOUTHERN CORPORATION
                           ATLANTIC ACQUISITION CORPORATION

                                      (Bidders)

                       COMMON STOCK, PAR VALUE $1.00 PER SHARE

               (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                            (Title of Class of Securities)

                                     208368 10 0

                        (CUSIP Number of Class of Securities)

                           SERIES A ESOP CONVERTIBLE JUNIOR
                          PREFERRED STOCK, WITHOUT PAR VALUE

               (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                            (Title of Class of Securities)

                                    NOT AVAILABLE

                        (CUSIP Number of Class of Securities)

                                JAMES C. BISHOP, JR.
                             EXECUTIVE VICE PRESIDENT-LAW
                             NORFOLK SOUTHERN CORPORATION

                                THREE COMMERCIAL PLACE
                             NORFOLK, VIRGINIA 23510-2191

                              TELEPHONE: (757) 629-2750
               (Name, Address and Telephone Number of Person Authorized

              to Receive Notices and Communications on Behalf of Bidder)

                                   with a copy to:

                                RANDALL H. DOUD, ESQ.
                       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

                                   919 THIRD AVENUE
                               NEW YORK, NEW YORK 10022

                              TELEPHONE: (212) 735-3000



      This Amendment No. 13 amends the Tender Offer Statement on Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

      Item 5 is hereby amended and supplemented by the following:

      (e) On November 21, 1996, CSX announced that 76,629,202 Shares had been tendered pursuant to the CSX Offer, and that Green Acquisition Corp., a wholly owned subsidiary of CSX, had accepted for payment 17,860,124 Shares, representing 19.9% of the Company's outstanding Shares. According to CSX, the preliminary proration factor in the CSX Offer was 23% for all Shares tendered. The CSX Offer expired at midnight, New York City time, on Wednesday, November 20, 1996.

ITEM 10. ADDITIONAL INFORMATION.

      Item 10 is hereby amended and supplemented by the following:

      (e) In view of CSX's purchase of 19.9% of the Shares, Parent announced that no purpose would be served by seeking expedited review by the Third Circuit of the decision not to enjoin the CSX Offer. While the closing of the CSX Offer has made the need for an expedited review unnecessary, Parent continues to pursue on the merits its lawsuit against the Company and CSX.

      (f) On November 21, 1996, Parent and Purchaser announced that they were extending the expiration date of the Offer to 12:00 midnight, New York City time, on Monday, December 16, 1996, unless the Offer is further extended. As of the afternoon of November 21, 1996, approximately 1.4 million Shares, or approximately 1.6% of the outstanding Shares, had been tendered pursuant to the Offer.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended and supplemented by the following:

      (a)(47) Press Release issued by Parent on November 21, 1996.

      (g)(4) Emergency Motion for an Injunction Pending Appeal filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et. al. (dated November 19, 1996, United States Court Appeals for the Third Circuit.

      (g)(5) Motion for an Expedited Appeal filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et. al. (dated November 19, 1996, United States Court Appeals for the Third Circuit.



                                   SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 21, 1996

                                     NORFOLK SOUTHERN CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                        -------------------------------
                                    Name:  James C. Bishop, Jr.
                                    Title: Executive Vice President-Law


                                    ATLANTIC ACQUISITION CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                        -------------------------------
                                    Name:  James C. Bishop, Jr.
                                    Title: Vice President and General
                                             Counsel


                                 EXHIBIT INDEX

Exhibit

Number                  Description                               Page

(a)(47)     Press Release issued by Parent on November 21, 1996.

(g)(4) Emergency Motion for an Injunction Pending Appeal filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et. al. (dated November 19,
            1996, United States Court Appeals for the Third Circuit.

(g)(5) Motion for an Expedited Appeal filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et. al. (dated November 19, 1996, United States Court

            Appeals for the Third Circuit.